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                              May 12, 2023

       Marlow Hernandez, MD
       Chief Executive Officer
       Cano Health, Inc.
       9725 NW 117th Ave, Suite 200
       Miami, FL 33178

                                                        Re: Cano Health, Inc.
                                                            Schedule 13D/A
filed by Dr. Marlow Hernandez et al.
                                                            Filed April 6, 2023
                                                            File No. 005-91632

       Dear Marlow Hernandez:

                                                        We have reviewed the
above-captioned filing, and have the following comments.

                Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to the facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

                After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

       Schedule 13D/A filed April 6, 2023

       General

   1.                                                   We note the Amendment
No. 3 to Schedule 13D filed on April 6, 2023 by Dr.
                                                        Hernanandez disclosing
the transfer of shares under the Repayment Agreement. The
                                                        Repayment Agreement
reportedly was repaying a secured promissory note dated February
                                                        28, 2022 between Dr.
Hernandez, Hernandez Borrower Holdings LLC and Robert
                                                        Comerlinck. Item 6 of
Schedule 13D requires the disclosure of any contracts between filers and "any person
with respect to any securities of the issuer including loan or option arrangements." Item 7
of Schedule 13D also requires the filing of any agreement
                                                        disclosed in Item 6.
Please advise us, with a view towards revised disclosure, how Dr.
                                                        Hernandez complied, if
at all, with the above disclosure requirements.
   2. We note the Repayment Agreement grants an option to certain executive officers to repurchase the shares
of Cano Health transferred to Mr. Comerlinck pursuant to the
                                                        Agreement and contains
certain prohibitions on Mr. Camerlinck's ability to transfer shares of Cano that are
subject to the option. Notwithstanding the definition of a "person" under
 Marlow Hernandez, MD
Cano Health, Inc.
May 12, 2023
Page 2
       Section 3(a)(9) of the Securities Exchange Act of 1934, application of
Section 13(d)(3)
       also results in two or more persons being regulated as as single "person" under Section
       13(d)(1) if they "act as" a group for the purpose of acquiring, holding or disposing of a voting class of Section 12 registered equity securities. Therefore, each member of the group bears an obligation to report beneficial ownership on behalf of the group under Rule
       13d-1(k). Accordingly, please revise the associated Schedule 13D to check the appropriate box in Item 2 and identify all group members. Alternatively, please confirm, if true, that the above individuals are not acting as a group within the meaning of Section
       13(d)(3).
3. We note the disclosure on line 7 of the cover page that Dr. Hernandez has Sole Voting
       Power of "25,108,418" shares. Footnote 1 indicates that reported amount includes the option to acquire 8,536,936 shares of Class B transferred to Mr. Camerlinck pursuant to the Repayment Agreement. Please advise, with a view towards revised disclosure, how
       Dr. Hernandez exercises sole voting power over these shares.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at
(202) 551-3266.



                                                            Sincerely,
FirstName LastNameMarlow Hernandez, MD
                                                            Division of
Corporation Finance
Comapany NameCano Health, Inc.
                                                            Office of Mergers &
Acquisitions
May 12, 2023 Page 2
cc:       Amanda Fenster, Esq.
FirstName LastName